4Gen Technology Group, Inc.
Balance Sheet
(Unaudited)

	December 31, 2017
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY	
Accounts payable	$ -
Total current liabilities	-
Commitments and contingencies	-
Common stock, par value $0.00; 10,000,000 shares authorized, 1,000,000 issued and outstanding	.
Paid-in-capital	.
Retained earnings	-
Total shareholders' equity	-
Total liabilities and shareholders' equity	$ -